AIM INVESTMENTS

40-33
Branch 18
811-7758

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

RECD S.E.C.
JUN 17 2004
1086

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM
BY

June 9, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, two copies of Defendants' Motion to Transfer and related filings in *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

04042212

Enclosures

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Kondracki v AIM\Corr\L-060904SEC.doc
060904 (1) vxv

United States District Court
Southern District of Illinois

Ronald Kondracki, Plaintiff, -against- A I M Advisors, Inc. and A I M Distributors, Inc., Defendants.	:	04-cv-263 (DRH)

Defendants' Motion
<u>to Transfer: 28 U.S.C. § 1404(a)</u>

Defendants A I M Advisors, Inc. and A I M Distributors, Inc. respectfully move this Court for an order pursuant to 28 U.S.C. § 1404(a) transferring this action to the United States District Court for the Southern District of Texas. In support of their motion, defendants attach hereto the Affidavit of Kevin M. Carome in Support of Motion to Transfer, as well as their Memorandum in Support of Motion to Transfer. These papers establish the following:

1.

The Southern District of Illinois has no meaningful connection with this case. No relevant events occurred here. No defendants are located here. No witnesses reside here. No documents are maintained here.

2.

The Southern District of Texas is the most convenient forum for non-party witnesses and parties because virtually all of the non-party witnesses live or work in or travel regularly on business to the Houston metropolitan area; the defendants and the Funds (on whose behalf this action is brought) are headquartered in Houston, and the voluminous documents likely to be relevant to the claims are located in Houston.

The public interest factors (the desirability of resolving controversies where they occur, the Court's equal familiarity with the applicable law (the Investment Company Act), and the expeditious prosecution of this action) also favor transfer to the Southern District of Texas.

Moreover, since this is a derivative action, the plaintiff's choice of forum is entitled to little or no weight on this motion — the real party in interest are the Funds, not the plaintiff.

3.

This action could have been brought initially in the Southern District of Texas.

Wherefore, Defendants A I M Advisors, Inc., A I M Distributors, Inc. respectfully request that this Court enter an Order transferring this action to the United States District Court for the Southern District of Texas.

Dated this 8th day of June, 2004.

ARMSTRONG TEASDALE LLP

By: s/ Frank N. Gundlach
Frank N. Gundlach
Glenn E. Davis
One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

and

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

Attorneys for Defendants
A I M Advisors, Inc. and
A I M Distributors, Inc.

CERTIFICATE OF SERVICE

A copy of the foregoing document was electronically served this 8th day of June, 2004 to:

Diane M. Heitman
Douglas R. Sprong
Steven A. Katz
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Andrew S. Friedman
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

A copy of the foregoing document was mailed, postage prepaid, this 8th day of June, 2004 to:

Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

/s/ Frank N. Gundlach

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

RONALD KONDRACKI, Plaintiff, v. A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC. Defendants.	))))))))))	No. 04-263 DRH

NOTICE OF MANUAL FILING

Please take notice that Defendants have manually filed the following document or item:

Appendix A to Defendants' Memorandum in Support of Motion to Transfer.

This document has not been filed electronically because:

The electronic file size of the document exceeds 20 pages. *(Electronic Filing Rule 5).*

The document or item has been manually served on all parties.

ARMSTRONG TEASDALE LLP

s/ Frank N. Gundlach
Frank N. Gundlach, No. 03126377
Glenn E. Davis, No. 06184597
One Metropolitan Square, Suite 2600
Saint Louis, Missouri 63102-2740
Telephone 314.621.5070
Telecopier 314.621.5065
fgundlac@armstrongteasdale.com
gdavis@armstrongteasdale.com

Attorneys for Defendant A I M Advisors, Inc. and
A I M Distributors, Inc.

Of Counsel:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone 212.575.4700

CERTIFICATE OF SERVICE

A copy of the foregoing document was electronically served this 8th day of June, 2004 upon:

Diane M. Heitman
Douglas R. Sprong
Steven A. Katz
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Andrew S. Friedman
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

A copy of the foregoing document was mailed, postage prepaid, this 8th day of June, 2004 to:

Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

s/ Frank N. Gundlach

United States District Court
Southern District of Illinois

Ronald Kondracki, Plaintiff, -against- A I M Advisors, Inc. and A I M Distributors, Inc., Defendants.	04-cv-263 (DRH)

DEFENDANTS' MEMORANDUM IN SUPPORT OF MOTION TO TRANSFER

Pollack & Kaminsky
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

-and-

Armstrong Teasdale LLP
One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Defendants
A I M Advisors, Inc., and
A I M Distributors, Inc.

Preface

Defendants A I M Advisors, Inc. and A I M Distributors, Inc. (collectively, "AIM") move, pursuant to 28 U.S.C. § 1404(a), to transfer this action under § 36(b) of the Investment Company Act to the United States District Court for the Southern District of Texas.

Nelson v. A I M Advisors, Inc., 2002 US Dist. LEXIS 5101, at **3-5 (S.D. Ill. March 8, 2002), is directly on point. There, Judge Reagan transferred to the Southern District of Texas a § 36(b) action against the very same AIM defendants brought by the very same plaintiff's counsel seeking the very same relief. Judge Reagan found that the Southern District of Texas was the district where AIM was headquartered, where witnesses and the relevant documents were located, where the relevant events occurred and where unwilling witnesses would be subject to the subpoena power of the Court at the time of trial.

Later, on March 29, 2004, in Cullen v. Templeton Growth Fund, Inc. and Templeton Global Advisors, Ltd., 03-cv-0859, Judge Reagan, pursuant to 28 U.S.C. § 1404(a), transferred another action against another mutual fund adviser from the Southern District of Illinois to the Southern District of Florida, stating (at pp. 4-5):

> "Neither Defendant has an office or place of business in the Southern District of Illinois. Defendant Templeton Growth (a Maryland corporation) maintains its principal place of business in Fort Lauderdale, Florida. Defendant Global Advisors is a Bahamas corporation with its principal place of business in Nassau, Bahamas. No Templeton records are kept in the Southern District of Illinois. Not one of the nearly 6500 employees of Templeton and its affiliates resides in the Southern District of Illinois. The materials before this Court suggest that both Defendants' witnesses (party and non-party) live and/or work in Florida, in the Fort Lauderdale area or in nearby Nassau. [footnote omitted]
>
> Moreover, the conduct challenged in Cullen's complaint did not occur in the Southern District of Illinois. Where the facts giving rise to the action have no significant connection to the plaintiff's chosen forum (as here), the plaintiff's choice is accorded less deference."

For those same reasons, this Court should transfer this action to the Southern District of Texas.[1]

Preliminary Statement

AIM has no office in the Southern District of Illinois. No potential witness for AIM resides or works in the Southern District of Illinois. No documents or records of AIM are maintained in the Southern District of Illinois. None of the challenged conduct

---

[1] Cf. Miller v. Mitchell Hutchins Asset Management, Inc., No. 01-cv-0192 DRH (S.D. Ill. November 9, 2001).

took place in the Southern District of Illinois.

By way of contrast, defendants A I M Advisors, Inc. and A I M Distributors, Inc. have their principal places of business in the Southern District of Texas, as plaintiff recognizes (Complaint, ¶¶ 16-17). The non-party witnesses (some of whom may be reluctant to become involved in this action) and all party witnesses expected to testify reside and/or work in Texas (particularly Houston, the location of the principal courthouse for the Southern District of Texas). The Southern District of Texas is, thus, far more convenient for AIM and non-party witnesses than the Southern District of Illinois. It also has a lighter trial calendar than the Southern District of Illinois.

This action could initially have been brought in the Southern District of Texas.

The Legal Standard: § 1404(a)

28 U.S.C. § 1404(a) provides: "For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought."

A motion pursuant to § 1404(a) should be granted upon a showing that: (1) venue would be proper in the transferee district, and (2) transfer will serve the convenience of the parties and the witnesses, and is in the interests of justice. Cullen, p.3; Nelson v. A I M Advisors, Inc., 2002 WL 442189 at *3 (S.D. Ill. March 8, 2002) (Reagan, J.). "In evaluating the convenience and fairness of transfer under Section 1404(a), a court should consider both the private interests of the parties and the public interests of the court." Georgouses v. NaTec Resources, Inc., 963 F.Supp. 728, 730 (N.D. Ill. 1997) (Gettleman, J.).[2]

a. Private Interest Factors

The private interest factors to be considered by the Court focus on the convenience of the witnesses and parties. "Most often the controlling factor for Section 1404(a) purposes is 'convenience of witnesses' – an analysis that looks at the persons who will be required to take time away from their respective home bases and activities to deal with trial preparation ... and with trial." Riviera Fin. v. Trucking Servs., Inc., 904 F.Supp. 837, 839 (N.D. Ill. 1995) (Shadur, J.); see also Nelson, at **4-5.

[2] The non-Southern District of Illinois cases cited in this Memorandum are cited because we believe they provide persuasive interpretations of 28 U.S.C. § 1404(a). They also provide helpful elaboration of the factors underlying a 28 U.S.C. § 1404(a) analysis and appear to follow governing Seventh Circuit precedent.

In evaluating the convenience of the witnesses and parties, courts take into account the location of the witnesses and parties and the events at issue. Since plaintiff brings a derivative action, his choice of forum bears little or no weight. As the Supreme Court explained in Koster v. (American) Lumbermens Mut. Casualty Co., 330 U.S. 518, 524 (1947):

> "where there are hundreds of potential plaintiffs, all equally entitled voluntarily to invest themselves with the corporation's cause of action and all of whom could with equal show of right go into their many home courts, the claim of any one plaintiff that a forum is appropriate merely because it is his home forum is considerably weakened."[3]

See also Nelson, at **3-4; Cullen, at p.3; Georgouses, 963 F.Supp. at 730; Genden v. Merrill, Lynch, Pierce, Fenner & Smith, Inc., 621 F.Supp. 780, 782 (N.D. Ill. 1985) (Rovner, J.).

In Nelson (at *4), the Court also considered the availability of compulsory process to ensure the testimony at trial of any unwilling witnesses, and found that "the courts to which Defendants seek transfer have infinitely more power than this Court to compel the appearance of unwilling witnesses at trial since all of the

[3] Although Koster decided the issue under the common law doctrine of forum non conveniens prior to the enactment of 28 U.S.C. § 1404(a), the holding "applies a fortiori to the balancing calculus of Section 1404(a), which displays less solicitude for plaintiff's choice of forum than its common law precursor." CFTC v. First Nat'l Monetary Corp., 565 F.Supp. 30, 33 (N.D. Ill. 1983) (Shadur, J.).

witnesses reside in or within close proximity to the transferee districts." See also Goodin v. Burlington N.R.R. Co., 698 F.Supp. 157, 159 (S.D. Ill. 1988).

Moreover, as the Court held in Nelson (at *4): "all material facts surrounding the management of the various mutual funds occurred in the district to which they seek to transfer." See also Georgouses, 963 F.Supp. at 731. When the conduct and events giving rise to a cause of action did not occur in the forum selected by the plaintiff, the plaintiff's choice of forum is accorded minimal value, even if it is the plaintiff's home forum. Chicago, Rock Island & Pac. R.R. Co. v. Igoe, 220 F.2d 299, 304 (7th Cir. 1955).

b. Public Interest Factors

The public interest factors that courts consider for transfer include (a) the relation of the community to the occurrence at issue in the litigation and the desirability of resolving controversies in their locale; (b) the court's familiarity with applicable law; and (c) the congestion of the respective court dockets and the prospect for earlier trial. See Nelson, at *5.

ARGUMENT

The action against AIM should be transferred to the Southern District of Texas

Under the foregoing standard, the Southern District of Texas is a more convenient forum for the action against AIM, and the interests of justice will best be served by a transfer of the action to that district.

Indeed, weighing the private and public interest factors detailed above, courts have generally transferred cases involving the management of mutual fund(s) (especially involving claims against investment advisers for excessive fees) to districts where the defendants' places of business are located since they have the most relevant connections to the parties and witnesses. See Nelson, supra at **4-6; Cullen, supra, at pp. 4-5; Green v. Fund Asset Management L.P., No. 96 11276-NG (D.Mass. July 15, 1997); Green v. Nuveen Advisory Corp., No. 96-11277-NG (D.Mass. June 10, 1997); Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc., No. 93-0856-IEG at 3 (S.D. Cal. April 22, 1994) (Gonzalez, J.); Krinsk v. Fund Asset Management, Inc., No. 85-1268-GT (CM) (S.D. Cal. Oct. 10, 1985) (Thompson, J.); Roy v. Alliance Capital Management, L.P., 2002 U.S. Dist. LEXIS 26660, at *8-10 (M.D. Fla. March 13, 2002) (Bucklew, J.); Ackert v. Ausman, 198 F.Supp. 538, 540-42 (S.D.N.Y.

1961) (Van Pelt Bryan, J.). Copies of the unreported opinions are annexed hereto as Appendix A.

a. This Action Could Have Been Brought in the Southern District of Texas against AIM

An action could have been brought in the Southern District of Texas. Thus, this Court has authority under § 1404(a) to transfer this action against AIM to that district.

b. The Private Interest Factors Favor Transfer

1. **availability and convenience of witnesses** – many of the most pertinent witnesses – especially the officers and employees of AIM and its affiliates with knowledge about the fees and services involved in this action, as well as the Fund trustees[4] expected to testify – reside and/or work in or near the Southern District of Texas. Thus, little or no airplane travel would be required of the witnesses to attend a trial there – unlike the Southern District of Illinois. Indeed, a transfer would help ensure that the non-party witnesses will appear at the trial. That assurance would not exist for a trial in the Southern District of Illinois. Several AIM

[4] The Funds are governed by Boards of Trustees. The majority of the Board of Trustees must be "disinterested", as defined in the Investment Company Act. Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 330-31 (4th Cir. 2001). Those trustees are not affiliated with the Adviser, and thus are non-party witnesses in this action. Since this action challenges the determinations of those disinterested trustees, in connection with the consideration and approval of the advisory and distribution agreements, a number of them will be necessary witnesses in this action.

executives in the relevant period whom AIM intends to call as witnesses are no longer employed by AIM, but still live in the Houston area.

A trial in Houston would be much more convenient for witnesses who work there. They could continue their work without a major disruption. The opposite would be true for a proceeding in the Southern District of Illinois. The attendance of those persons at a trial in Illinois would require them to be absent from their work for an indefinite period. Obviously, any disruption in the work of the persons managing the Funds because of travel would not benefit the Funds or their stockholders. See, e.g. Trans-United Indus., Inc. v. Renard Lin. & Rug Co., 212 F.Supp. 373 (W.D. Pa. 1962).

Furthermore, trustees of the AIM Funds reside in and/or engage in important Fund-related business activities in the Southern District of Texas. Thus, it will be more convenient for them to appear there rather than in the Southern District of Illinois where none reside and none have Fund-related business activities.

Finally, plaintiff Ronald Kondracki himself will not be providing important testimony at the trial. He is allegedly the record owner of only one of approximately 350,000 shareholder accounts[5] of these Funds and has no first-hand knowledge of the challenged conduct.

2. **the location of parties and relevant documents** – AIM is headquartered in the Southern District of Texas. It has no office in the Southern District of Illinois.

AIM does not maintain any of its documents or records in the Southern District of Illinois. It maintains all relevant documents and records in the Southern District of Texas.

3. **the location of the material events** - None of the events or transactions material to the claims against AIM occurred in the Southern District of Illinois. They occurred, to a substantial extent, in the Southern District of Texas. There, Fund board meetings took place and other challenged conduct – in particular, negotiations and the provision of the advisory and distribution services – occurred.

4. **plaintiff's choice of forum** - Since plaintiff purports to bring a derivative action, the plaintiff's choice of forum is

[5] This information about the Fund is as of March 31, 2004.

entitled to no weight on this motion.[6] In addition, plaintiff's choice of forum should be accorded little or no weight since his testimony will not impact the adjudication of his claims, and "there is no special relation between this community and the alleged occurrences." Nelson, at *5. In fact, Mr. Kondracki is attacking business practices of AIM of which he has no first-hand knowledge. The Complaint does not mention a single act by Mr. Kondracki as part of his claims. Thus, the convenience of Mr. Kondracki is plainly secondary to that of the witnesses and AIM, whose testimony will be critical for the determination of this action.

c. **The Public Interest Factors Favor Transfer**

1. **the desirability of resolving controversies where they occur** - None of the conduct at issue in this action took place in the Southern District of Illinois. The challenged conduct of AIM occurred in the Southern District of Texas. In addition, as demonstrated by the Affidavit of Kevin M. Carome, the Southern District of Illinois has no meaningful link to this action.

[6] Plaintiff's choice of forum is entitled to less weight in derivative actions, just as in class actions. See Koster, 330 U.S. at 524 (claim of named plaintiff in derivative action that "a forum is appropriate merely because it is his home forum is considerably weakened").

2. **<u>the Court's familiarity with the applicable law</u>** - Illinois law is not directly involved in this action. The Southern District of Texas is fully capable of applying the governing law of the Investment Company Act.

3. **<u>expeditious prosecution of action</u>** - Judge Reagan found in <u>Cullen</u> (p.5) that "[o]fficial statistics for the United States District Courts ... indicate that [<u>Cullen</u>] likely will be more quickly resolved if transferred to the Southern District of Florida than if kept in the Southern District of Illinois." The same holds true here.

The median time from filing to trial in the Southern District of Texas was 20.8 months. See www.uscourts.gov./library/statistical report. The median time from filing to trial in the Southern District of Illinois was 23 months. <u>Id</u>.

Conclusion

For the foregoing reasons, Defendants A I M Advisors, Inc. and A I M Distributors, Inc. respectfully request that the Court transfer this action to the United States District Court for the Southern District of Texas.

Dated: June 8, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By: s/ Frank N. Gundlach
Frank N. Gundlach
Glenn E. Davis
One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

and

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

Attorneys for Defendants
A I M Advisors, Inc.
and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

A copy of the foregoing document was electronically served this 8th day of June, 2004 to:

Diane M. Heitman
Douglas R. Sprong
Steven A. Katz
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Andrew S. Friedman
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

A copy of the foregoing document was mailed, postage prepaid, this 8th day of June, 2004 to:

Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

/s/ Frank N. Gundlach

United States District Court
Southern District of Illinois

Ronald Kondracki, Plaintiff, -against- A I M Advisors, Inc. and A I M Distributors, Inc., Defendants.	:	04-cv-263 (DRH)

Affidavit of Kevin M. Carome
in Support of
Motion to Transfer: §1404(a)

State of Texas)
) ss.:
County of Harris)

Kevin M. Carome, being duly sworn, deposes and says:

I am Senior Vice President, Secretary and General Counsel of A I M Advisors, Inc. and Vice President of A I M Distributors, Inc. (collectively referred to as "AIM") which serve as the investment adviser and distributor, respectively, to the AIM Asia Pacific Growth Fund, AIM International Growth Fund, and AIM Mid Cap Core Equity Fund (the "AIM Funds"). I have personal knowledge of the facts set forth in this affidavit or have had others who report to me collect the information for me. I have reviewed that information and believe it to be true and correct.

I submit this affidavit in support of AIM's motion under 28 U.S.C. § 1404(a) to transfer this action from Illinois to Texas. Set forth hereinbelow are the factors which support transfer of this action:

1. AIM has no office in the Southern District of Illinois. By way of contrast, the principal office of AIM is in Houston, Texas, the location of the principal courthouse for the Southern District of Texas.

2. None of the AIM officers or employees who are expected to testify in this action is based in the Southern District of Illinois. Many of those AIM officers and employees reside and work in the Southern District of Texas. A trial in the Southern District of Texas will be far more convenient for them. Furthermore, AIM intends to call certain former employees (who are no longer under its control) to testify about the challenged fees and services. Those persons live in the Southern District of Texas. A trial in the Southern District of Texas will be much more convenient for them and will enable AIM to subpoena them to testify at trial. The opposite is true for a trial in the Southern District of Illinois. See Exhibit A for the names and addresses of the witnesses and the subject matters of their testimony.

3. No negotiations for the advisory and distribution agreements at issue in this case occurred in the Southern District of Illinois. None of the challenged advisory and distribution fees were paid to AIM in the Southern District of Illinois. The challenged negotiations and the payments for them occurred in the Southern District of Texas.

4. None of the trustees of the AIM Funds resides or works in the Southern District of Illinois. Some reside in or work in the Southern District of Texas. All are willing to appear as witnesses at a trial in the Southern District of Texas.

5. No meetings of the Boards of Trustees of the three AIM Funds were held in the Southern District of Illinois. No decisions affecting the AIM Funds were made in the Southern District of Illinois, and none of the records of AIM or the AIM Funds are located in the Southern District of Illinois. The records relating to the challenged fees and services are located in the Southern District of Texas.

6. None of the services provided to the AIM Funds by AIM, which are at issue in this lawsuit, are performed in the Southern District of Illinois. Most are performed in the Southern District of Texas.

7. Plaintiff Ronald Kondracki's financial interest in this derivative action is nominal.

8. I am advised by our attorneys that transfer of this action to the Southern District of Texas should not result in any delay in the trial of this action. I am advised that for the year ending September 30, 2003: (1) the median time from filing to trial for civil actions in the Southern District of Illinois was 23 months, while the median time in the Southern District of Texas was 20.8 months.

9. The failure to transfer this action would result in substantial inconvenience, disruption of business and increased costs to AIM.

Conclusion

This action should be transferred to the Southern District of Texas.

Kevin M. Carome

Subscribed and sworn to before me this 3rd day of June, 2004.

Notary Public

VILMA VALDEZ
MY COMMISSION EXPIRES
June 23, 2007

EXHIBIT A

Witness List

Name	Location	Position	Subject
Mary J. Benson	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Gene Needles	Houston, Texas	Director – Retail Marketing, AIM Distributors	Nature and Quality of Distribution Services
Gary T. Crum	Houston, Texas	Former Director – Investments, AIM Advisors	Nature and Quality of Advisory Services
Dawn M. Hawley	Houston, Texas	Chief Financial Officer, AIM Advisors, AIM Distributors	Profitability
David E. Hessel	Houston, Texas	Finance Director, AIM Advisors, AIM Distributors	Profitability
Sheri Steward Morris	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Dana R. Sutton	Houston, Texas	Former Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Sidney M. Dilgren	Houston, Texas	Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Bruce L. Crockett	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Jack Fields	Kingwood, Texas (approximately 30 miles north of Houston, Texas)	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Lewis F. Pennock	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Louis S. Sklar	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans

Robert H. Graham	Houston, Texas	Chairman of the Board of Trustees, Chairman of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Mark H. Williamson	Houston, Texas -- (3 days/week) Atlanta, Georgia – (2 days/week)	Chief Executive Officer of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Gary K. Wendler	Houston, Texas	Market Research and Analysis Manager	Fund Performance Analysis

United States District Court
Southern District of Illinois

Ronald Kondracki, Plaintiff, -against- A I M Advisors, Inc. and A I M Distributors, Inc., Defendants.	:	04-cv-263 (DRH)

Defendants' Motion
to Transfer: 28 U.S.C. § 1404(a)

Defendants A I M Advisors, Inc. and A I M Distributors, Inc. respectfully move this Court for an order pursuant to 28 U.S.C. § 1404(a) transferring this action to the United States District Court for the Southern District of Texas. In support of their motion, defendants attach hereto the Affidavit of Kevin M. Carome in Support of Motion to Transfer, as well as their Memorandum in Support of Motion to Transfer. These papers establish the following:

1.

The Southern District of Illinois has no meaningful connection with this case. No relevant events occurred here. No defendants are located here. No witnesses reside here. No documents are maintained here.

2.

The Southern District of Texas is the most convenient forum for non-party witnesses and parties because virtually all of the non-party witnesses live or work in or travel regularly on business to the Houston metropolitan area; the defendants and the Funds (on whose behalf this action is brought) are headquartered in Houston, and the voluminous documents likely to be relevant to the claims are located in Houston.

The public interest factors (the desirability of resolving controversies where they occur, the Court's equal familiarity with the applicable law (the Investment Company Act), and the expeditious prosecution of this action) also favor transfer to the Southern District of Texas.

Moreover, since this is a derivative action, the plaintiff's choice of forum is entitled to little or no weight on this motion — the real party in interest are the Funds, not the plaintiff.

3.

This action could have been brought initially in the Southern District of Texas.

Wherefore, Defendants A I M Advisors, Inc., A I M Distributors, Inc. respectfully request that this Court enter an Order transferring this action to the United States District Court for the Southern District of Texas.

Dated this 8th day of June, 2004.

ARMSTRONG TEASDALE LLP

By: s/ Frank N. Gundlach
Frank N. Gundlach
Glenn E. Davis
One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

and

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

Attorneys for Defendants
A I M Advisors, Inc. and
A I M Distributors, Inc.

CERTIFICATE OF SERVICE

A copy of the foregoing document was electronically served this 8th day of June, 2004 to:

Diane M. Heitman
Douglas R. Sprong
Steven A. Katz
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Andrew S. Friedman
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

A copy of the foregoing document was mailed, postage prepaid, this 8th day of June, 2004 to:

Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

/s/ Frank N. Gundlach

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

RONALD KONDRACKI, Plaintiff, v. A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC. Defendants.	))))))))))	No. 04-263 DRH

NOTICE OF MANUAL FILING

Please take notice that Defendants have manually filed the following document or item:

Appendix A to Defendants' Memorandum in Support of Motion to Transfer.

This document has not been filed electronically because:

The electronic file size of the document exceeds 20 pages. (*Electronic Filing Rule 5).*

The document or item has been manually served on all parties.

ARMSTRONG TEASDALE LLP

s/ Frank N. Gundlach
Frank N. Gundlach, No. 03126377
Glenn E. Davis, No. 06184597
One Metropolitan Square, Suite 2600
Saint Louis, Missouri 63102-2740
Telephone 314.621.5070
Telecopier 314.621.5065
fgundlac@armstrongteasdale.com
gdavis@armstrongteasdale.com

Attorneys for Defendant A I M Advisors, Inc. and
A I M Distributors, Inc.

Of Counsel:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone 212.575.4700

CERTIFICATE OF SERVICE

A copy of the foregoing document was electronically served this 8th day of June, 2004 upon:

Diane M. Heitman
Douglas R. Sprong
Steven A. Katz
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Andrew S. Friedman
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

A copy of the foregoing document was mailed, postage prepaid, this 8th day of June, 2004 to:

Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

s/ Frank N. Gundlach

United States District Court
Southern District of Illinois

Ronald Kondracki, Plaintiff, -against- A I M Advisors, Inc. and A I M Distributors, Inc., Defendants.	:	04-cv-263 (DRH)

DEFENDANTS' MEMORANDUM IN SUPPORT OF MOTION TO TRANSFER

Pollack & Kaminsky
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

-and-

Armstrong Teasdale LLP
One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
Tel.: (314) 621-5070
Fax: (314) 621-5065

Attorneys for Defendants
A I M Advisors, Inc., and
A I M Distributors, Inc.

Preface

Defendants A I M Advisors, Inc. and A I M Distributors, Inc. (collectively, "AIM") move, pursuant to 28 U.S.C. § 1404(a), to transfer this action under § 36(b) of the Investment Company Act to the United States District Court for the Southern District of Texas.

Nelson v. A I M Advisors, Inc., 2002 US Dist. LEXIS 5101, at **3-5 *(S.D. Ill. March 8, 2002), is directly on point.* There, Judge Reagan transferred to the Southern District of Texas a § 36(b) action against the very same AIM defendants brought by the very same plaintiff's counsel seeking the very same relief. Judge Reagan found that the Southern District of Texas was the district where AIM was headquartered, where witnesses and the relevant documents were located, where the relevant events occurred and where unwilling witnesses would be subject to the subpoena power of the Court at the time of trial.

Later, on March 29, 2004, in Cullen v. Templeton Growth Fund, Inc. and Templeton Global Advisors, Ltd., 03-cv-0859, Judge Reagan, pursuant to 28 U.S.C. § 1404(a), transferred another action against another mutual fund adviser from the Southern District of Illinois to the Southern District of Florida, stating (at pp. 4-5):

> "Neither Defendant has an office or place of business in the Southern District of Illinois. Defendant Templeton Growth (a Maryland corporation) maintains its principal place of business in Fort Lauderdale, Florida. Defendant Global Advisors is a Bahamas corporation with its principal place of business in Nassau, Bahamas. No Templeton records are kept in the Southern District of Illinois. Not one of the nearly 6500 employees of Templeton and its affiliates resides in the Southern District of Illinois. The materials before this Court suggest that both Defendants' witnesses (party and non-party) live and/or work in Florida, in the Fort Lauderdale area or in nearby Nassau. [footnote omitted]
>
> Moreover, the conduct challenged in Cullen's complaint did not occur in the Southern District of Illinois. Where the facts giving rise to the action have no significant connection to the plaintiff's chosen forum (as here), the plaintiff's choice is accorded less deference."

For those same reasons, this Court should transfer this action to the Southern District of Texas.[1]

Preliminary Statement

AIM has no office in the Southern District of Illinois. No potential witness for AIM resides or works in the Southern District of Illinois. No documents or records of AIM are maintained in the Southern District of Illinois. None of the challenged conduct

[1] Cf. Miller v. Mitchell Hutchins Asset Management, Inc., No. 01-cv-0192 DRH (S.D. Ill. November 9, 2001).

took place in the Southern District of Illinois.

By way of contrast, defendants A I M Advisors, Inc. and A I M Distributors, Inc. have their principal places of business in the Southern District of Texas, as plaintiff recognizes (Complaint, ¶¶ 16-17). The non-party witnesses (some of whom may be reluctant to become involved in this action) and all party witnesses expected to testify reside and/or work in Texas (particularly Houston, the location of the principal courthouse for the Southern District of Texas). The Southern District of Texas is, thus, far more convenient for AIM and non-party witnesses than the Southern District of Illinois. It also has a lighter trial calendar than the Southern District of Illinois.

This action could initially have been brought in the Southern District of Texas.

The Legal Standard: § 1404(a)

28 U.S.C. § 1404(a) provides: "For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought."

A motion pursuant to § 1404(a) should be granted upon a showing that: (1) venue would be proper in the transferee district, and (2) transfer will serve the convenience of the parties and the witnesses, and is in the interests of justice. Cullen, p.3; Nelson v. A I M Advisors, Inc., 2002 WL 442189 at *3 (S.D. Ill. March 8, 2002) (Reagan, J.). "In evaluating the convenience and fairness of transfer under Section 1404(a), a court should consider both the private interests of the parties and the public interests of the court." Georgouses v. NaTec Resources, Inc., 963 F.Supp. 728, 730 (N.D. Ill. 1997) (Gettleman, J.).[2]

a. Private Interest Factors

The private interest factors to be considered by the Court focus on the convenience of the witnesses and parties. "Most often the controlling factor for Section 1404(a) purposes is 'convenience of witnesses' — an analysis that looks at the persons who will be required to take time away from their respective home bases and activities to deal with trial preparation ... and with trial." Riviera Fin. v. Trucking Servs., Inc., 904 F.Supp. 837, 839 (N.D. Ill. 1995) (Shadur, J.); see also Nelson, at **4-5.

[2] The non-Southern District of Illinois cases cited in this Memorandum are cited because we believe they provide persuasive interpretations of 28 U.S.C. § 1404(a). They also provide helpful elaboration of the factors underlying a 28 U.S.C. § 1404(a) analysis and appear to follow governing Seventh Circuit precedent.

In evaluating the convenience of the witnesses and parties, courts take into account the location of the witnesses and parties and the events at issue. Since plaintiff brings a derivative action, his choice of forum bears little or no weight. As the Supreme Court explained in Koster v. (American) Lumbermens Mut. Casualty Co., 330 U.S. 518, 524 (1947):

> "where there are hundreds of potential plaintiffs, all equally entitled voluntarily to invest themselves with the corporation's cause of action and all of whom could with equal show of right go into their many home courts, the claim of any one plaintiff that a forum is appropriate merely because it is his home forum is considerably weakened."[3]

See also Nelson, at **3-4; Cullen, at p.3; Georgouses, 963 F.Supp. at 730; Genden v. Merrill, Lynch, Pierce, Fenner & Smith, Inc., 621 F.Supp. 780, 782 (N.D. Ill. 1985) (Rovner, J.).

In Nelson (at *4), the Court also considered the availability of compulsory process to ensure the testimony at trial of any unwilling witnesses, and found that "the courts to which Defendants seek transfer have infinitely more power than this Court to compel the appearance of unwilling witnesses at trial since all of the

[3] Although Koster decided the issue under the common law doctrine of forum non conveniens prior to the enactment of 28 U.S.C. § 1404(a), the holding "applies a fortiori to the balancing calculus of Section 1404(a), which displays less solicitude for plaintiff's choice of forum than its common law precursor." CFTC v. First Nat'l Monetary Corp., 565 F.Supp. 30, 33 (N.D. Ill. 1983) (Shadur, J.).

witnesses reside in or within close proximity to the transferee districts." See also Goodin v. Burlington N.R.R. Co., 698 F.Supp. 157, 159 (S.D. Ill. 1988).

Moreover, as the Court held in Nelson (at *4): "all material facts surrounding the management of the various mutual funds occurred in the district to which they seek to transfer." See also Georgouses, 963 F.Supp. at 731. When the conduct and events giving rise to a cause of action did not occur in the forum selected by the plaintiff, the plaintiff's choice of forum is accorded minimal value, even if it is the plaintiff's home forum. Chicago, Rock Island & Pac. R.R. Co. v. Igoe, 220 F.2d 299, 304 (7th Cir. 1955).

b. Public Interest Factors

The public interest factors that courts consider for transfer include (a) the relation of the community to the occurrence at issue in the litigation and the desirability of resolving controversies in their locale; (b) the court's familiarity with applicable law; and (c) the congestion of the respective court dockets and the prospect for earlier trial. See Nelson, at *5.

ARGUMENT

The action against AIM should be transferred to the <u>Southern District of Texas</u>

Under the foregoing standard, the Southern District of Texas is a more convenient forum for the action against AIM, and the interests of justice will best be served by a transfer of the action to that district.

Indeed, weighing the private and public interest factors detailed above, courts have generally transferred cases involving the management of mutual fund(s) (especially involving claims against investment advisers for excessive fees) to districts where the defendants' places of business are located since they have the most relevant connections to the parties and witnesses. See Nelson, supra at **4-6; Cullen, supra, at pp. 4-5; Green v. Fund Asset Management L.P., No. 96 11276-NG (D.Mass. July 15, 1997); Green v. Nuveen Advisory Corp., No. 96-11277-NG (D.Mass. June 10, 1997); Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc., No. 93-0856-IEG at 3 (S.D. Cal. April 22, 1994) (Gonzalez, J.); Krinsk v. Fund Asset Management, Inc., No. 85-1268-GT (CM) (S.D. Cal. Oct. 10, 1985) (Thompson, J.); Roy v. Alliance Capital Management, L.P., 2002 U.S. Dist. LEXIS 26660, at *8-10 (M.D. Fla. March 13, 2002) (Bucklew, J.); Ackert v. Ausman, 198 F.Supp. 538, 540-42 (S.D.N.Y.

1961) (Van Pelt Bryan, J.). Copies of the unreported opinions are annexed hereto as Appendix A.

a. This Action Could Have Been Brought in the Southern District of Texas against AIM

An action could have been brought in the Southern District of Texas. Thus, this Court has authority under § 1404(a) to transfer this action against AIM to that district.

b. The Private Interest Factors Favor Transfer

1. **availability and convenience of witnesses** – many of the most pertinent witnesses – especially the officers and employees of AIM and its affiliates with knowledge about the fees and services involved in this action, as well as the Fund trustees[4] expected to testify – reside and/or work in or near the Southern District of Texas. Thus, little or no airplane travel would be required of the witnesses to attend a trial there – unlike the Southern District of Illinois. Indeed, a transfer would help ensure that the non-party witnesses will appear at the trial. That assurance would not exist for a trial in the Southern District of Illinois. Several AIM

[4] The Funds are governed by Boards of Trustees. The majority of the Board of Trustees must be "disinterested", as defined in the Investment Company Act. Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 330-31 (4th Cir. 2001). Those trustees are not affiliated with the Adviser, and thus are non-party witnesses in this action. Since this action challenges the determinations of those disinterested trustees, in connection with the consideration and approval of the advisory and distribution agreements, a number of them will be necessary witnesses in this action.

executives in the relevant period whom AIM intends to call as witnesses are no longer employed by AIM, but still live in the Houston area.

A trial in Houston would be much more convenient for witnesses who work there. They could continue their work without a major disruption. The opposite would be true for a proceeding in the Southern District of Illinois. The attendance of those persons at a trial in Illinois would require them to be absent from their work for an indefinite period. Obviously, any disruption in the work of the persons managing the Funds because of travel would not benefit the Funds or their stockholders. See, e.g. Trans-United Indus., Inc. v. Renard Lin. & Rug Co., 212 F.Supp. 373 (W.D. Pa. 1962).

Furthermore, trustees of the AIM Funds reside in and/or engage in important Fund-related business activities in the Southern District of Texas. Thus, it will be more convenient for them to appear there rather than in the Southern District of Illinois where none reside and none have Fund-related business activities.

Finally, plaintiff Ronald Kondracki himself will not be providing important testimony at the trial. He is allegedly the record owner of only one of approximately 350,000 shareholder accounts[5] of these Funds and has no first-hand knowledge of the challenged conduct.

2. **<u>the location of parties and relevant documents</u>** – AIM is headquartered in the Southern District of Texas. It has no office in the Southern District of Illinois.

AIM does not maintain any of its documents or records in the Southern District of Illinois. It maintains all relevant documents and records in the Southern District of Texas.

3. **<u>the location of the material events</u>** - None of the events or transactions material to the claims against AIM occurred in the Southern District of Illinois. They occurred, to a substantial extent, in the Southern District of Texas. There, Fund board meetings took place and other challenged conduct – in particular, negotiations and the provision of the advisory and distribution services – occurred.

4. **<u>plaintiff's choice of forum</u>** - Since plaintiff purports to bring a derivative action, the plaintiff's choice of forum is

---

[5] This information about the Fund is as of March 31, 2004.

entitled to no weight on this motion.[6] In addition, plaintiff's choice of forum should be accorded little or no weight since his testimony will not impact the adjudication of his claims, and "there is no special relation between this community and the alleged occurrences." Nelson, at *5. In fact, Mr. Kondracki is attacking business practices of AIM of which he has no first-hand knowledge. The Complaint does not mention a single act by Mr. Kondracki as part of his claims. Thus, the convenience of Mr. Kondracki is plainly secondary to that of the witnesses and AIM, whose testimony will be critical for the determination of this action.

c. **The Public Interest Factors Favor Transfer**

1. **the desirability of resolving controversies where they occur** - None of the conduct at issue in this action took place in the Southern District of Illinois. The challenged conduct of AIM occurred in the Southern District of Texas. In addition, as demonstrated by the Affidavit of Kevin M. Carome, the Southern District of Illinois has no meaningful link to this action.

[6] Plaintiff's choice of forum is entitled to less weight in derivative actions, just as in class actions. See Koster, 330 U.S. at 524 (claim of named plaintiff in derivative action that "a forum is appropriate merely because it is his home forum is considerably weakened").

2. **<u>the Court's familiarity with the applicable law</u>** - Illinois law is not directly involved in this action. The Southern District of Texas is fully capable of applying the governing law of the Investment Company Act.

3. **<u>expeditious prosecution of action</u>** - Judge Reagan found in <u>Cullen</u> (p.5) that "[o]fficial statistics for the United States District Courts ... indicate that [<u>Cullen</u>] likely will be more quickly resolved if transferred to the Southern District of Florida than if kept in the Southern District of Illinois." The same holds true here.

The median time from filing to trial in the Southern District of Texas was 20.8 months. See www.uscourts.gov./library/statistical report. The median time from filing to trial in the Southern District of Illinois was 23 months. <u>Id</u>.

Conclusion

For the foregoing reasons, Defendants A I M Advisors, Inc. and A I M Distributors, Inc. respectfully request that the Court transfer this action to the United States District Court for the Southern District of Texas.

Dated: June 8, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

By: s/ Frank N. Gundlach
Frank N. Gundlach
Glenn E. Davis
One Metropolitan Square
Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

and

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

Attorneys for Defendants
A I M Advisors, Inc.
and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

A copy of the foregoing document was electronically served this 8th day of June, 2004 to:

Diane M. Heitman
Douglas R. Sprong
Steven A. Katz
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Andrew S. Friedman
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

A copy of the foregoing document was mailed, postage prepaid, this 8th day of June, 2004 to:

Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

/s/ Frank N. Gundlach

United States District Court
Southern District of Illinois

Ronald Kondracki, Plaintiff, -against- A I M Advisors, Inc. and A I M Distributors, Inc., Defendants.	04-cv-263 (DRH)

Affidavit of Kevin M. Carome
in Support of
Motion to Transfer: §1404(a)

State of Texas)
) ss.:
County of Harris)

Kevin M. Carome, being duly sworn, deposes and says:

I am Senior Vice President, Secretary and General Counsel of A I M Advisors, Inc. and Vice President of A I M Distributors, Inc. (collectively referred to as "AIM") which serve as the investment adviser and distributor, respectively, to the AIM Asia Pacific Growth Fund, AIM International Growth Fund, and AIM Mid Cap Core Equity Fund (the "AIM Funds"). I have personal knowledge of the facts set forth in this affidavit or have had others who report to me collect the information for me. I have reviewed that information and believe it to be true and correct.

I submit this affidavit in support of AIM's motion under 28 U.S.C. § 1404(a) to transfer this action from Illinois to Texas. Set forth hereinbelow are the factors which support transfer of this action:

1. AIM has no office in the Southern District of Illinois. By way of contrast, the principal office of AIM is in Houston, Texas, the location of the principal courthouse for the Southern District of Texas.

2. None of the AIM officers or employees who are expected to testify in this action is based in the Southern District of Illinois. Many of those AIM officers and employees reside and work in the Southern District of Texas. A trial in the Southern District of Texas will be far more convenient for them. Furthermore, AIM intends to call certain former employees (who are no longer under its control) to testify about the challenged fees and services. Those persons live in the Southern District of Texas. A trial in the Southern District of Texas will be much more convenient for them and will enable AIM to subpoena them to testify at trial. The opposite is true for a trial in the Southern District of Illinois. See Exhibit A for the names and addresses of the witnesses and the subject matters of their testimony.

3. No negotiations for the advisory and distribution agreements at issue in this case occurred in the Southern District of Illinois. None of the challenged advisory and distribution fees were paid to AIM in the Southern District of Illinois. The challenged negotiations and the payments for them occurred in the Southern District of Texas.

4. None of the trustees of the AIM Funds resides or works in the Southern District of Illinois. Some reside in or work in the Southern District of Texas. All are willing to appear as witnesses at a trial in the Southern District of Texas.

5. No meetings of the Boards of Trustees of the three AIM Funds were held in the Southern District of Illinois. No decisions affecting the AIM Funds were made in the Southern District of Illinois, and none of the records of AIM or the AIM Funds are located in the Southern District of Illinois. The records relating to the challenged fees and services are located in the Southern District of Texas.

6. None of the services provided to the AIM Funds by AIM, which are at issue in this lawsuit, are performed in the Southern District of Illinois. Most are performed in the Southern District of Texas.

7. Plaintiff Ronald Kondracki's financial interest in this derivative action is nominal.

8. I am advised by our attorneys that transfer of this action to the Southern District of Texas should not result in any delay in the trial of this action. I am advised that for the year ending September 30, 2003: (1) the median time from filing to trial for civil actions in the Southern District of Illinois was 23 months, while the median time in the Southern District of Texas was 20.8 months.

9. The failure to transfer this action would result in substantial inconvenience, disruption of business and increased costs to AIM.

Conclusion

This action should be transferred to the Southern District of Texas.

Kevin M. Carome

Subscribed and sworn to before me this 3rd day of June, 2004.

Vilma Valdez
Notary Public

VILMA VALDEZ
MY COMMISSION EXPIRES
June 23, 2007

EXHIBIT A

Witness List

Name	Location	Position	Subject
Mary J. Benson	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Gene Needles	Houston, Texas	Director – Retail Marketing, AIM Distributors	Nature and Quality of Distribution Services
Gary T. Crum	Houston, Texas	Former Director – Investments, AIM Advisors	Nature and Quality of Advisory Services
Dawn M. Hawley	Houston, Texas	Chief Financial Officer, AIM Advisors, AIM Distributors	Profitability
David E. Hessel	Houston, Texas	Finance Director, AIM Advisors, AIM Distributors	Profitability
Sheri Steward Morris	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Dana R. Sutton	Houston, Texas	Former Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Sidney M. Dilgren	Houston, Texas	Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Bruce L. Crockett	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Jack Fields	Kingwood, Texas (approximately 30 miles north of Houston, Texas)	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Lewis F. Pennock	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Louis S. Sklar	Houston, Texas	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans

Robert H. Graham	Houston, Texas	Chairman of the Board of Trustees, Chairman of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Mark H. Williamson	Houston, Texas -- (3 days/week) Atlanta, Georgia – (2 days/week)	Chief Executive Officer of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Gary K. Wendler	Houston, Texas	Market Research and Analysis Manager	Fund Performance Analysis